UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 11-K

(Mark One)

[ x ] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended                      December 31, 2021

[   ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                            to

Commission file number     333-77420

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

QCR Holdings, Inc. 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

QCR Holdings, Inc.

3551 Seventh Street, Suite 204

Moline, Illinois 61265

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REQUIRED INFORMATION

The QCR Holdings, Inc. 401(k) Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Accordingly, the financial statements prepared in accordance with ERISA are provided as Exhibit 99.1 to this Form 11-K.

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SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

QCR HOLDINGS, INC.
401(k) PLAN

Date: June 23, 2022	By:	/s/ Shellee R. Showalter
Shellee R. Showalter

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QCR HOLDINGS, INC. 401(k) PLAN

EXHIBIT INDEX

TO

ANNUAL REPORT ON FORM 11-K

Exhibit No.	Description
23.1	Consent of Plante & Moran, PLLC
99.1	Financial Statements

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